Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
 www.drinkerbiddle.com

June 2, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ashley Vroman-Lee

Re:	The Finance Company of Pennsylvania (the “Registrant”) (File No. 811-01144)
Registration Statement Amendment No. 42

Dear Ms. Vroman-Lee:

The following responds to the comments we received from you on May 22, 2017 regarding amendment no. 42 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement filed with the SEC on April 28, 2017 (the “Amendment”). The following is a description of the comments received accompanied by the Registrant’s responses:

Comment 1: Please confirm that the Registrant will include the number of meetings of each of the Registrant’s standing committees during the previous fiscal year.

Response: The Registrant will disclose the number of meetings of each standing committee during the previous fiscal year in subsequent amendments to its registration statement. The Registrant notes that the Amendment contains the following statement on page 11 under “Management of the Fund – Board of Directors”: “During the fiscal year ended December 31, 2016, the Executive Committee did not meet and the Audit Committee met two times.”

We believe this letter responds to your comments. Please feel free to call me at (215) 988-3328 if you have any questions regarding the foregoing.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Robert A. McLaughlin
Joshua B. Deringer, Esq.